Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
August 11, 2011
VIA EDGAR
Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Oppenheimer Holdings Inc. Registration Statement on Form S-3 Filed June 16, 2011 File No. 333-174933
Dear Mr. McTiernan:
     On behalf of Oppenheimer Holdings Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on June 16, 2011.
     The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 30, 2011 (the “Comment Letter”). Please note that the Amendment contains updated financial information for the six months ended June 30, 2011.
     Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.
Prospectus Cover Page
     1. Please revise to clarify on this page that the notes are not listed or quoted on an exchange. Please refer to Item 501(b)(4) of Regulation S-K.
     The Company has revised its disclosure on the cover of the prospectus in response to the Staff’s Comment.

Michael McTiernan
Securities and Exchange Commission
August 11, 2011

Where You Can Find More Information, page 88
     2. It appears you did not incorporate future filings made prior to the effective date of this registration statement. To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.
     The Company has revised its disclosure on page 89 in response to the Staff’s Comment.
Exhibits
     3. Please tell us why the indenture and form of the note are not listed as exhibits to this registration statement.
     The Company has revised Item 16 Exhibits and Financial Statement Schedules and the Exhibit List to add the indenture and form of note as exhibits to the Registration Statement in response to the Staff’s Comment.
     Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.

Sincerely, /s/ Richard B. Aftanas Richard B. Aftanas, Esq.

cc: Dennis P. McNamara, Esq.
           General Counsel, Oppenheimer Holdings Inc.
      Duc Dang, Esq.
           Securities and Exchange Commission